SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

                May 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Susan Block and John Dana Brown

Re:	Reed Elsevier Capital Inc.

Registration Statement on Form F-4

Filed April 4, 2013

File No. 333-187736

Ladies and Gentlemen:

On behalf of our clients, Reed Elsevier Capital Inc. (“RECI”), Reed Elsevier PLC and Reed Elsevier NV, company we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 1, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Registration Statement”).

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by RECI’s responses thereto.

Signatures

1.	Please revise the second half of the signature block for both Reed Elsevier PLC and Reed Elsevier NV to, in each case, include someone signing with the indicated capacity of either Principal Accounting Officer or Controller.

Response

Revised as requested indicating Duncan Palmer as Principal Accounting Officer for both Reed Elsevier PLC and Reed Elsevier NV.

Exhibit Index

2.	We note that the legality opinion filed as Exhibit 5.1 states that the indenture dated as of October 16, 2012 has been filed as an exhibit to the registration statement. As this is a material agreement, please revise to file the indenture as an exhibit to your next amendment.

Securities and Exchange Commission Attn: Susan Block and John Dana Brown May 21, 2013	2

Response

Revised as requested.

Exhibit 5.1

3.	Please delete the assumption, “[w]e also have assumed that the Indenture is the valid and legally binding obligation of the Trustee” in the first full paragraph on page 2.

Response

We respectfully submit that the assumption in the Simpson Thacher & Bartlett LLP opinion regarding the valid and binding nature of the Indenture in relation to the Trustee is a customary assumption contained in legality opinions relating to debt instruments filed pursuant to the Exhibit 5 requirement. Staff Legal Bulletin (“SLB”) 19 provides that the legality opinion to be furnished by or on behalf of registrants in relation to debt instruments is intended to address whether “the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation” (emphasis added). Further, SLB 19 expressly contemplates that legality opinions relating to debt securities may contain “customary assumptions about the trustee’s authorization, execution and delivery of the indenture . . . .” See SLB 19, footnote 28. Please also note that the Trustee has filed a Form T-1 as Exhibit 25.1 to the Registration Statement.

Exhibit 5.2

4.	Please delete observation (v) on page 3, as these appear to be material facts underlying the opinion. If these are material facts counsel should obtain those facts. As such, please revise.

Response

Deleted as requested.

5.	Please refer to the paragraph numbered 6 on page 3. […]

Response

Revised as requested.

6.	Please have counsel delete assumption (d) on page 5 as this assumes material facts.

Response

Deleted as requested.

Securities and Exchange Commission Attn: Susan Block and John Dana Brown May 21, 2013	3

7.	Please refer to assumption (h) on page 6. Please have counsel delete this assumption or explain to us how this is not an assumption of material facts underlying the opinion. In the alternative please remove this assumption.

Response

Deleted as requested.

8.	Please have counsel delete assumption (i) on page 6 as this assumes material facts.

Response

Deleted as requested.

9.	Please have counsel revise assumption (j) to clarify that they have examined all relevant facts.

Response

Revised as requested.

10.	Please refer to assumptions (l), (m), and (n). Please explain to us why these are not material facts underlying the opinion. If these are material facts counsel should obtain those facts.

Response

These assumptions have been deleted.

Exhibit 5.3

11.	Please have counsel delete paragraph (m) on page 4. Such a limitation on liability is not appropriate.

Response

We have revised the wording of this paragraph as requested, and to bring it in line with the legal opinion of Freshfields Bruckhaus Deringer LLP, London office.

12.	Please refer to the statement “any factual matters, documents or events not disclosed to us” in paragraph number 6 on page 5. Please have counsel revise to clarify that it has examined all relevant information.

Response

Revised as requested.

13.	Please have counsel delete assumptions (b), (e), (f), and (p) on pages 7, 8, and 9 respectively as these assume material facts.

Securities and Exchange Commission Attn: Susan Block and John Dana Brown May 21, 2013	4

Response

Deleted as requested.

14.	Please have counsel delete assumption (c) as this “assumes away” the relevant issue.

Response

Deleted as requested.

15.	Please refer to assumption (d). In your response please explain to us why counsel must assume this if it has confirmed this already with the commercial register as noted in paragraph (a) on page 2. In the alternative please remove this assumption.

Response

We respectfully submit that this assumption is required. We have been advised that while counsel confirm with the commercial register that the version of the extract reviewed is the latest version, legal acts could have occurred (e.g. appointment of new director, filing of annual accounts etc.), which have not yet been notified to the commercial register. The commercial register is a passive register, meaning counsel has to assume that the information in the extract is accurate and complete on the date the opinion is issued.

16.	Please remove assumption (h).

Response

Deleted as requested.

17.	Please have counsel revise assumption (g) on page 8 to remove assumptions of past and current facts.

Response

We have been advised that in order to give an opinion on corporate authorization counsel needs to assume that the resolutions reviewed have not been revoked or amended and that they will not be declared null and void. We understand that this is a customary assumption used when opining on Dutch corporate authorization, which has been contained in opinions previously issued by Freshfields Bruckhaus Deringer LLP, Amsterdam office for similar filings with the Commission.

18.	Please refer to assumptions (i), (j), and (k) on page 8. Please explain to us why these are not material facts underlying the opinion. If these are material facts counsel should obtain those facts.

Response

These assumptions have been deleted.

Securities and Exchange Commission Attn: Susan Block and John Dana Brown May 21, 2013	5

19.	In your response to us please explain why assumption (r) on page 9 is not an assumption of material facts. This appears to assume that the registrant took the required steps to authorize entering into the obligation. Refer to Section II.B.1.e. of the Staff Legal Bulletin No. 19. Please revise or advise.

Response

This assumption has been deleted.

*        *        *

Please do not hesitate to contact me at (212) 455-3615 with any questions or comments you may have.

Very truly yours,

/s/ D. Rhett Brandon
D. Rhett Brandon

cc:	Kenneth E. Fogarty

Reed Elsevier Capital Inc.